SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 8, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 7, 2009, announcing that Infineon has agreed to sell its Wireline Communications Business to U.S. Investor.

News Release/Presseinformation

Infineon to sell Wireline Communications Business to U.S. Investor
The Transaction marks a further step in the refinancing and strategic-focusing process
Neubiberg, Germany — July 7, 2009 — Infineon Technologies AG announces it has agreed to sell its Wireline Communications (WLC) business to an affiliate of U.S. based investor Golden Gate Capital for Euro 250 million. The contracts were signed today. This transaction means Infineon will focus in future on four segments: Automotive (ATV), Industrial & Multimarket (IMM), Chipcard & Security (CCS) and Wireless Solutions (WLS). In making this move, Infineon can concentrate its resources more closely on growth and leadership in these four market segments. The transaction will significantly improve Infineon’s financial situation. Closing is expected in autumn 2009.
Besides the WLC divestiture the stronger focus, enables Infineon to expand its leading technological position in the three key sectors energy efficiency, security and communications. As the Wireline Communications segment has limited dependence on the working and production processes of the company as a whole, the carve-out will involve reasonable effort.
Christian Wolff has been appointed CEO of the new company. He has led the division for many years, and has also held leading positions in the Wireline segment for 14 years. All products, business bases and development projects will be continued. Around 800 patent groups will be transferred. Therefore the customer will be guaranteed consistency in every respect.
Employment contracts for approximately 600 WLC employees will be transferred to the new company. Furthermore, an estimated 300 employees from Infineon central functions who already work on behalf of the WLC segment today are also designated to join the new company.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
About Golden Gate Capital
Golden Gate Capital is a San Francisco-based private equity investment firm with approximately $9 billion of capital under management. The firm’s charter is to partner with world-class management teams to make equity investments in situations where there is a demonstrable opportunity to significantly enhance a company’s value. The principals of Golden Gate have a long and successful history of investing with management partners across a wide range of industries and transaction types, including corporate divestitures, leveraged buyouts, and recapitalizations.
For more information, visit www.goldengatecap.com.
DISCLAIMER
This press release includes forward-looking statements about the future of Infineon’s business. These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the duration and depth of the current economic downturn; the successful completion and implementation of the sale of our Wireline business; and the other risk factors described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 29, 2008.
As a result, future developments could differ materially from those contained in or suggested by these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200907.067e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 8, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer